

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 17, 2011

Via Facsimile
Mr. Robert H. Miller
Chief Executive Officer
Abakan Inc.
2665 South Bayshore Drive, Suite 450
Miami, FL 33133

> **Re:** **Abakan Inc.**
> **Amendment 1 to Current Report on Form 8-K**
> **Filed September 27, 2011**
> **Current Report on Form 8-K**
> **Filed March 25, 2011**
> **Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed September 13, 2011**
> **File No. 0-52784**

Dear Mr. Miller:

We have reviewed your filings and have the comments below.

Amendment 1 to Current Report on Form 8-K Filed September 27, 2011

Overview, page 6

1. We note your response to comment 10 from our letter dated August 10, 2011. Please revise your disclosure to clarify that your 20% indirect interest in MesoCoat as a result of your 41% non-controlling interest in Powdermet is in addition to your 51% controlling interest in MesoCoat. Your disclosure should clearly indicate that as a result of your ownership in Powdermet, you have a combined 71% interest in MesoCoat through both direct and indirect ownership interests.

License Agreement with Powdermet, Inc. page 14; MesoCoat's exclusivity agreement with Mattson Technology, Inc., page 15; MesoCoat's exclusive patent license agreement with UT-Battelle LLC, page 15; Cooperation agreement with Petroleo Brasileiro S.A., page 16

2. We note your responses to comments 12, 16, 19, and 23 in our letter dated August 10, 2011

in which you indicate that you are requesting confidential treatment for the agreements covered by those comments. Please note that the statements in your responses do not constitute a request for confidential treatment. To request confidential treatment for information in the agreements, you must prepare and submit a separate confidential treatment application. In preparing the application, please refer to Rule 24b-2 under the Securities Exchange Act of 1934 and our Staff Legal Bulletin No. 1 (dated February 28, 1997) and its July 11, 2001 addendum, both of which are available on our website. Please submit your confidential treatment application as soon as possible to the Commission's Office of Secretary.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts, page 16

3. We note your response to comment 18 in our letter dated August 10, 2011 and your revised disclosure. Please further revise your disclosure to disclose the number of years remaining in the term of each patent. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Gross Profit/Gross Loss, page 31

4. We note your response to comment 25 from our letter dated August 10, 2011. It is unclear why the completion of work in the nine month period ended February 28, 2010 that was deemed unbillable would have resulted in an increase to gross loss during the nine month period ended February 28, 2011. Please revise your filing as necessary to explain more fully the reasons for the increase in gross loss during the nine month period ended February 28, 2011 as compared to the nine months ended February 28, 2010.

Liquidity and Capital Resources – MesoCoat, page 33

5. We note your response to comment 26 from our letter dated August 10, 2011. As previously requested, please disclose how much capital you expect will be required to fund the construction of your manufacturing plant in Euclid, Ohio and the machinery and equipment that will be needed to put the plant into operation. Please also disclose how your business and your financial statements would be affected if you are unable to obtain sufficient funds to finance construction of the Euclid, Ohio plant.

6. We note your response to comment 26 in our letter dated August 10, 2011 in which you indicate that MesoCoat has obtained verbal commitments for future capital expenditures from you and Powdermet to fund any shortfalls in the construction of its new manufacturing facility if it is unable to raise funds in the normal course of business. If you are a party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of

Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 8-K. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on our website.

Liquidity and Capital Resources – the Company, page 35

7. You disclose on page 36 that you have no plans for any significant purchase or sale of any plant or equipment. However, MesoCoat's liquidity discussion on page 35 indicates that Abakan has along with Powdermet verbally committed to fund any shortfalls in the construction of its new manufacturing plant if MesoCoat is unable to raise funds in the normal course of business. Please revise Abakan's liquidity discussion on page 36 to disclose this commitment and management's plans for being able to meet this commitment to MesoCoat. We note your disclosure on page 36 that Abakan's current assets are insufficient to satisfy its cash needs over the next 12 months. Thus it is unclear how you would fund this commitment if MesoCoat is unable to raise the necessary funds. Please disclose how your business and your financial statements would be affected if you are unable to fulfill your commitment to fund construction of MesoCoat's Euclid, Ohio plant.

Legal Proceedings, page 55

8. We note your response to comment 35 in our letter dated August 10, 2011 and your revised disclosure. Please further revise your disclosure to indicate the verdict returned by the jury.

Director Compensation, page 55; Executive Compensation, page 57

9. Please update your disclosures to provide information for your fiscal year ended May 31, 2011.

Exhibit 99.1 - MesoCoat, Inc. Unaudited Condensed Financial Statements

Unaudited Condensed Statements of Cash Flows, page F-4

10. We note your response to comment 43 from our letter dated August 10, 2011 and your revisions to the supplemental non-cash transactions section of your cash flow statement. However, it appears that you are still including unpaid purchases of construction in progress within cash outflows of $534,096 in the investing activities section of your cash flow statement for the nine months ended February 28, 2011. These purchases should not be reflected as a cash outflow in the investing activities section of your cash flow statement nor should they be included in the change in accounts payable until cash is actually used to pay

for the construction in progress. Please revise your filings throughout as necessary. Please refer to ASC 230-10-45-13 and 230-10-50-4.

Exhibit 99.2 – MesoCoat, Inc. Audited Financial Statements

Note A – Summary of Significant Accounting Policies, page F-7

11. We note your response to comment 46 from our letter dated August 10, 2011. Considering the significance of your "other" general and administrative expenses to total expenses both for the year ended May 31, 2010 and for the nine months ended February 28, 2011, we believe that transparency to your investors would be enhanced by disclosing the types of costs that you include in other general and administrative expenses during the periods presented. Please note that at this time we are not asking for disclosure of any specific dollar amounts associated with each type of cost included in this line item.

Exhibit 99.5 – Abakan, Inc. Unaudited Proforma Combined Information

General

12. We note your response to comment 52 from our letter dated August 10, 2011. As previously requested, please ensure that the pro forma subtotal which includes all the pro forma adjustments related to MesoCoat remains. This subtotal column should appear to the right of the MesoCoat pro forma adjustments but to the left of the pro forma adjustments for Powdermet. Please also explain why there are no beginning balances for Powdermet in your pro forma balance sheet as there are for MesoCoat.

Unaudited Proforma Condensed Statements of Operations, page F-5

13. We note your response to comment 55 from our letter dated August 10, 2011. However, your revised proforma condensed statements of operations should separately present the amount of net income attributable to the parent and attributable to the non-controlling interest. Please refer to ASC 810-10-45-20 and 810-10-50-1A.

Earnings Per Share Calculation, page F-11

14. We note your response to comment 59 from our letter dated August 10, 2011. It is unclear why you have included the effect of dilutive securities in your calculation of pro forma diluted earnings per share or EPS for the periods ended February 28, 2011 and May 31, 2010. Since you incurred a net loss for both periods, including potential common shares in your pro forma diluted EPS calculations had an anti-dilutive effect. Please revise your

calculations to exclude potentially dilutive securities from your pro forma diluted EPS calculations when the results are anti-dilutive, and disclose separately in a footnote the number of potentially dilutive securities excluded (by type of security). Please refer to ASC 260-10-45-17 through 45-20 as well as ASC 260-10-55-52.

Current Report on Form 8-K Filed March 25, 2011

Entry into Definitive Agreement, page 2

15. We note your response to comment 76 from our letter dated August 10, 2011. Rule 8-04(a)(1) specifically indicates that the requirements of Rule 8-04 apply to the purchase of an interest in a business accounted for by the equity method. Please amend your Form 8-K as soon as possible to provide the required financial statements and pro forma information related to your acquisition of a 41% interest in Powdermet. Please provide on a supplemental basis the investment, asset, and income computations that you performed to determine the significance of this acquisition and, therefore, the financial statement periods required to be filed under Rule 8-04 of Regulation S-X.

Form 10-K for the Year Ended May 31, 2011

General

16. Please address the comments above on your Form 8-K/A filed September 27, 2011 in your filings on Forms 10-K and 10-Q as applicable.

Operating Expenses, page 34

17. We note your response to comment 61 from our letter dated August 10, 2011 in which you indicated that you would better explain the reason for higher consulting fees in future filings. It appears that you have not done this in your recently filed Form 10-K. Please show us how you will revise your future filings, beginning with your next Form 10-Q, to provide an analysis of the business reasons for significant changes in your operating expenses between the periods presented. For example, please revise to explain why consulting expenses increased from $678,798 during fiscal 2010 to $927,776 during fiscal 2011.

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Firm, page F-2

18. Skoda Minotti's audit report includes a going concern paragraph but does not use the words "substantial doubt" as required by paragraph 12 of AU Section 341. Please amend to provide a revised audit report that meets the requirements of AU Section 341.

19. We note that your current auditor refers to a predecessor auditor that audited your financial statements for the period from June 27, 2006 (inception) through May 31, 2010. While this reference to a predecessor auditor that audited a portion of the cumulative data is permitted, your Form 10-K still needs to include an audit opinion that covers the entire period from June 27, 2006 (inception) through May 31, 2011. Please coordinate with your auditors and amend your Form 10-K to provide a revised audit report that also covers the entire period from June 27, 2006 (inception) through May 31, 2011.

Note 2 – Significant Accounting Policies, page F-12

20. We note from page F-4 of your financial statements that you had no cash or cash equivalents as of May 31, 2011. Please quantify for us the extent of overdrawn cash balances and tell us how you have classified these overdrafts both in your balance sheet as of May 31, 2011 and 2010 and in your cash flow statement for the years ended May 31, 2011 and 2010.

Note 7 – Investment in non-controlling interest, page F-19

21. We note your response to comment 66 from our letter dated August 10, 2011. Although Article 8 of Regulation S-X does not contain an equivalent to Rule 3-09 of Regulation S-X regarding the provision of separate financial statements for significant equity investees, we believe that equity method investee financial statements should be provided when material to investors. Since the majority of your future operations and business prospects are dependent on the performance of your significant equity investees, we believe that the financial statements of these investees would likely be material to investors and thus should be provided. In future filings, please include separate financial statements for your significant equity investees.

22. We note your disclosure on page F-20 that you have analyzed your investment in accordance with ASC 323 and determined there was no impairment of your investment as of May 31, 2011 because you believe your intention to exercise your future options is an indication of the increase in the fair values of the investment. However, as noted in ASC 323-10-35-31, continued losses experienced by an investee may indicate that a decrease in the value of the investment may be more than temporary. Please tell us in detail how you considered the provisions of ASC 323-10-35 in determining that your MesoCoat equity method investment

was not other than temporarily impaired as of May 31, 2011. Please ensure that your response addresses the specific objective evidence that you considered to support your assertion that there was no other than temporary impairment as of May 31, 2011.

23. We note your response to comment 71 from our letter dated August 10, 2011. Please tell us the authoritative literature that you relied upon to support capitalizing $250,000 of liquidated damages as part of your purchase price for the 41% interest in Powdermet.

Note 8 – Earnings-Per-Share Calculation, page F-17

24. We note your response to comment 63 from our letter dated August 10, 2011. It is unclear why you have included the effect of dilutive securities in your calculation of diluted EPS for the years ended May 31, 2011 and 2010. Since you incurred a net loss for both years, including potential common shares in your diluted EPS calculations had an anti-dilutive effect. Please show us how you will revise your calculations in future filings to exclude potentially dilutive securities from your diluted EPS calculations when the results are anti-dilutive, and disclose by type the number of potentially dilutive securities excluded. Please refer to ASC 260-10-45-17 through 45-20 as well as ASC 260-10-55-52.

Note 12 – Commitments and Contingencies, page F-33

25. You disclose on page 35 that you have committed to fund any shortfalls in the construction of MesoCoat's manufacturing plant if they are unable to raise funds in the normal course of business. In light of MesoCoat's operating losses and negative working capital as of May 31, 2011, please tell us whether you considered the risk of loss associated with this commitment to be probable, reasonably possible, or remote. Please also tell us the maximum amount of capital expenditures that you committed to fund. To the extent that you have determined the likelihood of incurring a loss is reasonably possible, please show us how you will revise your future filings to disclose one of the following:

- Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

- Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

- Indicate that the amount cannot be estimated. If you were unable to estimate the extent of additional reasonably possible losses as of May 31, 2011, please tell us the reasons why.

Mr. Robert H. Miller
Abakan Inc.
October 17, 2011
Page 8

       You may direct questions on accounting comments to Lisa H. Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions on the comments.

                                    Very truly yours,

                                    /s/ Dietrich King for

                                    Pamela A. Long
                                    Assistant Director